                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                                 Schedule 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

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                       KRUPP REALTY LIMITED PARTNERSHIP-V
                           (Name of Subject Company)

                            KRESCENT PARTNERS L.L.C.
                                    (Bidder)

                UNITS OF INVESTOR LIMITED PARTNERSHIP INTERESTS
                                (Title of Class
                                 of Securities)

                                  501128 30 0
                             (CUSIP Number of Class
                                 of Securities)
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                               W. Edward Scheetz
                            Krescent Partners L.L.C.
                    1301 Avenue of the Americas, 38th Floor
                              New York, NY  10019

                                    Copy to:
                                 Peter M. Fass
                             Steven L. Lichtenfeld
                               Battle Fowler LLP
                              75 East 55th Street
                              New York, NY  10022
                                 (212) 856-7000

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                          Calculation of Filing Fee
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       Transaction                                      Amount of
       Valuation*                                       Filing Fee
 ---------------------                             --------------------
       $3,142,500                                        $628.50
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        *For purposes of calculating the filing fee only.  This amount assumes the purchase of 8,380 Units of Investor Limited Partnership Interests ("Units") of the subject company for $375 per Unit in cash.

{  }          Check box if any part of the fee is offset as provided by Rule 0-
              11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:     N/A                          Filing party: N/A
Form or registration no.:   N/A                          Date filed:   N/A

                         (Continued on following pages)
                              (Page 1 of 7 pages)

Cusip No.:  501128 30 0                    14D-1                     Page 2 of 7



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1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       KRESCENT PARTNERS L.L.C.


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2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                       (a)  {  }
                                                                       (b)  {  }

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3.     SEC Use Only


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4.     Sources of Funds (See Instructions)

       AF; WC

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5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Item 2(e) or 2(f)
                                                                             [ ]

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6.     Citizenship or Place of Organization

       Delaware


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7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       5 Units of Investor Limited Partnership Interests

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8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

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9.     Percent of Class Represented by Amount in Row (7)

       Less than 1%

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10.    Type of Reporting Person (See Instructions)

       OO
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ITEM 1.       SECURITY AND SUBJECT COMPANY.

              (a) The name of the subject company is Krupp Realty Limited Partnership-V, a Massachusetts limited partnership (the "Partnership"), which has its principal executive offices at 470 Atlantic Avenue, Boston, Massachusetts 02210.

              (b) This Schedule 14D-1 relates to the offer by Krescent Partners L.L.C., a Delaware limited liability company (the "Purchaser") to purchase up to 8,380 issued and outstanding Units of Investor Limited Partnership Interests ("Units") of the Partnership at $375 per Unit less the amount of any distributions declared or made with respect to the Units between November 21, 1996 and the date of payment of the purchase price (the "Purchase Price") for the Units by the Purchaser, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 21, 1996 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. Information concerning the number of outstanding Units is set forth in the Introduction to the Offer to Purchase and is incorporated herein by reference.

              (c) The information set forth in Section 13 ("Purchase Price Considerations") of the Offer to Purchase is incorporated herein by reference.


ITEM 2.       IDENTITY AND BACKGROUND.

              (a)-(d) The information set forth in Section 10 ("Certain Information Concerning the Purchaser") and Schedule I to the Offer to Purchase is incorporated herein by reference.

              (e) and (f) During the last five years, neither the Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule I or referred to in Section 10 ("Certain Information Concerning the Purchaser") of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

              (g) The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.





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
ITEM 3.       PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
              COMPANY.

              (a)    None.

              (b) The information set forth in Section 11 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.


ITEM 4.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              (a) The information set forth in Section 12 ("Source of Funds") of the Offer to Purchase is incorporated herein by reference.

              (b)    Not applicable.

              (c)    Not applicable.


ITEM 5.       PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

              (a)-(b) The information set forth in Section 8 ("Purpose of the Offer; Future Plans") of the Offer to Purchase is incorporated herein by reference.

              (c)-(e)  Not applicable.

              (f)-(g) The information set forth in Section 7 ("Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.


ITEM 6.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

              (a)-(b)  The information set forth in the Introduction and
Section 10 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

              The information set forth in Section 10 ("Certain Information Concerning the Purchaser") and Section 11 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.


ITEM 8.       PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

              The information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.





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
ITEM 9.       FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

              Not applicable.


ITEM 10.      ADDITIONAL INFORMATION.

              (a)    None.

              (b)-(d) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

              (e)    None.

              (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein in their entirety by reference.


ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

              99.(a)(1)     Offer to Purchase, dated November 21, 1996.

              99.(a)(2)     Letter of Transmittal.

              99.(a)(3)     Cover Letter, dated November 21, 1996, from
                            Krescent Partners L.L.C. to the holders of Units.

              99.(b)        None.

              99.(c)(1)     Settlement Agreement and Release, dated June 27,
                            1996, between The Krupp Corporation and Liquidity
                            Financial Group, L.P. (the "Standstill Agreement").

              99.(c)(2)     First Amendment to Settlement Agreement and
                            Release, dated October 8, 1996 (the "First
                            Amendment"), between The Krupp Corporation and
                            Liquidity Financial Group, L.P.

              99.(c)(3)     Assumption Agreement, dated November 21, 1996,
                            between Liquidity Financial Group, L.P. and
                            Krescent Partners L.L.C. relating to the Standstill
                            Agreement.

              99.(c)(4)     Option Agreement, dated as of November 21, 1996,
                            between Liquidity Financial Group, L.P. and Apollo
                            Real Estate Investment Fund II, L.P.

              99.(c)(5)     Letter Agreement, dated November 19, 1996, between
                            Krescent Partners L.L.C. and The Krupp Corporation relating to the admission of Krescent Partners
                            L.L.C. as a Substitute Limited Partner.

              99.(d)        None.


              99.(e)        Not applicable.

              99.(f)        None.



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                                   SIGNATURES

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 21, 1996

                                           KRESCENT PARTNERS L.L.C.

                                           By: AP-GP Prom Partners Inc., its
                                               managing member


                                               By: /s/ W. Edward Scheetz
                                                   Name:  W. Edward Scheetz
                                                   Title: President





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
                                 EXHIBIT INDEX

EXHIBIT
NO.                                   TITLE
-------                               -----
99.(a)(1)            Offer to Purchase, dated November 21, 1996

99.(a)(2)            Letter of Transmittal

99.(a)(3)            Cover Letter, dated November 21, 1996, from Krescent
                     Partners L.L.C. to the holders of Units

99.(c)(1)            Settlement Agreement and Release, dated June 27, 1996,
                     between The Krupp Corporation and Liquidity Financial
                     Group, L.P. (as amended by the First Amendment, the
                     "Standstill Agreement")

99.(c)(2)            First Amendment to Settlement Agreement and Release, dated
                     October 8, 1996 (the "First Amendment"), between The Krupp
                     Corporation and Liquidity Financial Group, L.P.

99.(c)(3)            Assumption Agreement, dated November 21, 1996, between
                     Liquidity Financial Group, L.P. and Krescent Partners
                     L.L.C. relating to the Standstill Agreement

99.(c)(4)            Option Agreement, dated November 21, 1996, between
                     Liquidity Financial Group, L.P. and Apollo Real Estate
                     Investment Fund II, L.P.

99.(c)(5)            Letter Agreement, dated November 19, 1996, between
                     Krescent Partners L.L.C. and The Krupp Corporation
                     relating to the admission of Krescent Partners L.L.C. as a
                     Substitute Limited Partner





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